UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Executive Officers and Board of Directors

On January 30, 2026, the board of directors (the “Board”) of AUSTRALIAN OILSEEDS HOLDINGS LIMITED (the “Company”) passed resolutions approving certain changes to the composition of the Board and executive management, as detailed below.

Departure of Officers and Director

Effective January 30, 2026, Mr. Jamie Mohammed Zamal resigned from his positions as Co-Chief Executive Officer and as a director of the Company.

The Company has been advised by Mr. Zamal that his respective decision to resign is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its sincere gratitude to them for his service and contributions to the Company.

Appointment of New Director and Co-Chief Executive Officer

Effective on January 30, 2026, the Board appointed Mr. Saw Khoon Ming as a new executive director and as the Co-Chief Executive Officer of the Company.

Mr. Saw Khoon Ming, aged 30, has experience in banking operations, platform operations support and administrative management. Since November 2022, he has served as a sales executive at CIMB Bank Berhad, where he supports customer acquisition and provides end-to-end assistance in connection with retail banking products and services, including customer profiling, consultations, documentation processing and after-sales support. Prior to joining CIMB Bank Berhad, he served as a platform experience executive at Accenture Solutions Sdn Bh. from January 2020 to November 2022, where he supported platform operations and user experience initiatives and coordinated with cross-functional teams to improve service delivery and operational performance. Earlier in his career, Mr. Saw worked in general administration at Audio Handle Sdn Bhd from June 2017 to December 2018, providing office operations support, documentation management, vendor coordination and basic finance support. Mr. Saw holds a bachelor of business administration from Tunku Abdul Rahman University College.

There is no arrangement or understanding between Mr. Saw and any other person pursuant to which he was selected as an officer or director of the Company, and there is no family relationship between Mr. Saw and any of the Company’s other directors or executive officers. As Mr. Saw will serve as an executive officer (Co-Chief Executive Officer) of the Company, the Board has determined that he is not considered an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2). There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Saw had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than his role as an officer and director and his rights under his employment agreement and director offer letter.

In connection with his appointments, on January 30, 2026, the Company entered into a director offer letter with Mr. Saw (the “Director Offer Letter”) and an executive employment agreement with Mr. Saw (the “Employment Agreement”). The full text of the Director Offer Letter and the Employment Agreement provided as Exhibit 10.1 and Exhibit 10.2 hereto, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Offer Letter
10.2	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

Date: January 30, 2026	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Co-Chief Executive Officer and Chairman of the Board